September 10, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On July 16, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Princeton Premium Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on August 31, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering: As Soon As Practical, After Effectiveness of Registration Statement:”

Response: The requested change will be made

2.	Comment: Please confirm if the Fund intends to sell any share classes as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund’s share are not intended to be “clean shares.”

Prospectus

Principal Investment Strategies

3.	Comment: Please explain to which of the Fund’s two principal investment strategies the following disclosure applies, “The adviser intends to allocate between 30% to 85% of the Fund’s net assets to the premium collections strategy at any given time.”

Response: The disclosure has been revised as follows:

The Fund intends to utilize two principal investment strategies: 1) a premium collection strategy involving sale or purchase of call options and put options on the S&P 500 Index and 2) investing in fixed income securities. The Fund’s adviser will determine the allocation between these strategies and to any sub-adviser to which it may delegate management of the Fund’s portfolio. The adviser intends to allocate between 30% to 85% of the Fund’s net assets to the premium collection strategy at any given time.

4.	Comment: Please revise the second paragraph of this section to read in plain English.

Response: The disclosure has been revised. Please see attached redlined prospectus for revisions.

5.	Comment: With regard to the disclosure, “Such fixed income investments will be rated investment grade by Standard & Poor’s or Moody’s at the time the investment is made” – please define investment grade in terms of the associate rating.

Response: The following disclosure has been added:

Such fixed income investments will be rated investment grade by Standard & Poor’s (BBB- or better) or Moody’s (Baa3 or better) at the time the investment is made.

Principal Investment Risks

6.	Comment: Within the “Underlying Fund Risk” disclosure, please discuss tracking risk.

Response: The following disclosure has been added:

ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. The market value of the ETF shares may differ from their net asset value.

Portfolio Managers

7.	Comment: Please add disclosure stating that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund. Please also add this disclosure in the fuller discussion section where appropriate.

Response: The following disclosure has been added:

Each portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

8.	Comment: Please ensure that the disclosure, “The Fund’s adviser will determine the allocation among principal investment strategies and shall select any sub-advisers (subject to Board approval) to which it may delegate management of up to 100% of the Fund’s portfolio” with the “…between 30-85 range…” disclosure referenced in Comment 3.

Response: The disclosure has been revised as follows:

The Fund’s adviser will determine the allocation among principal investment strategies and shall select any sub-advisers (subject to Board approval) to which it may delegate management of the Fund’s portfolio.

9.	Comment: Please identify that “non-investment grade fixed income securities” are commonly known as “junk bonds”. Additionally, if this is intended to be a principal investment strategy of the Fund, please add the appropriate disclosure to the summary section and the principal investment risk sections of the Prospectus.

Response: The disclosure has been revised as follows:

The adviser believes this Fund is suitable to include in the risk portion of an investor’s investment portfolio that includes equities and non-investment grade fixed income securities (commonly known as “junk bonds”).

Manager-of-Managers Order

10.	Comment: Please provide the citation and the notice to the order. Additionally, please confirm the disclosure “The Order also allows the Fund, in accordance with certain conditions, to disclose only aggregate sub-adviser compensation without disclosing the sub-adviser fee rate.” – is contained in the notice.

Response: The disclosure has been revised as follows:

The adviser, on behalf of itself and on behalf of the Fund and other funds it advises or may advise in the future that are each a series of Northern Lights Fund Trust, was granted an exemptive order (the “Order”, Investment Company Act Release No. 32079, April 19, 2016) from the U.S. Securities and Exchange Commission (the “SEC”) that permits the adviser, with Board of Trustees’ approval, to enter into, replace, or amend sub-advisory agreements with sub-advisers without obtaining shareholder approval.

11.	Comment: Please update the date, “As of September 30, 2017” and confirm that all relevant disclosure throughout the Registration Statement is as of the most recent available date or as of the most recent calendar date as required by Form N-1A.

Response: All disclosure will be as of the appropriate date as required by Form N-1A.

12.	Comment: Please update “until at least January 29, 2019” to “2020” to match the footnote to the Fee Table.

Response: The requested change has been made.

How Shares are Priced

13.	Comment: Please consider revising the disclosure in this section by starting a new paragraph with the disclosure, “the Fund may use independent pricing services to assist in calculating the value of the Fund’s securities.”

Response: The Registrant declines to revise the existing disclosure.

Share Classes

14.	Comment: This prospectus only describes two share classes. Please revise this section accordingly.

Response: The requested change has been made.

Sales Charge Waivers

15.	Comment: Please revise the disclosure, “Any accounts established on behalf of registered investment advisers” to make clear that no such arrangements are established at this time.

Response: The following disclosure has been added:

Any accounts established on behalf of registered investment advisers or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor (there are currently no such arrangements).

Class I Shares

16.	Comment: Please revise the cross reference in this section to state the applicable heading rather than simply stating the page number.

Response: The cross reference has been deleted.

Frequent Purchase and Redemption of Fund Shares

17.	Comment: With regard to the disclosure, “The Fund reserves the right to reject or restrict purchase requests for any reason” – please specifically identify the actions that would be taken by the Fund and whether they would be imposed uniformly with regard to market timing activity, (i.e., please lay out the specific steps; for example, what happens the first time market timing is detected; what happens the second time, etc.)

Response: The Registrant declines to revise the existing disclosure.

Statement of Additional Information

The Fund

18.	Comment: With regard to the disclosure, “As of the date of this SAI only Class A and Class I shares are available for purchase” – please consider adding this type of disclosure to the Prospectus where appropriate. Also, rather than stating “the fund currently offers…”, state “the fund has been authorized” or “the fund has registered”.

Response: The Registrant declines to revise the existing disclosure.

19.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act. Please specifically consider this comment with regard to restrictions 2 and 5.

Response: The following disclosure has been applied for fundamental policy #2:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a “senior security” under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

20.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

Response: The Registrant declines to revise the existing disclosure.

Trustee Qualifications

21.	Comment: For the sake of plain English, please break this large paragraph into several smaller paragraphs.

Response: The requested change has been made.

Independent Trustee and Officers Table

22.	Comment: Please consider breaking out Trust officers into a separate table.

Response: The Registrant declines to revise the existing disclosure.

23.	Comment: In footnote ** to the table, please consider defining the term “Funds” and making the phrase “Fund Complex” consistent with how it is used later in the Trustee compensation table.

Response: The disclosure has been revised as follows:

The term “Fund Complex” applies only to the Funds in the Trust advised the Fund’s adviser. The Fund do not hold itself out as related to any other series within the Trust that is not advised by the Fund’s adviser.

Control Persons and Principal Holders

24.	Comment: Please define control persons and principal shareholders and describe their impact on all shareholders. Additionally, please revise the disclosure to add “principal shareholders” to the existing disclosure.

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Investment Adviser

25.	Comment: Please revise the date the contemplated expense limitation agreement to agree with the Fee Table.

Response: The requested change has been made.

26.	Comment: Please revise the disclosure, “For the fiscal period ended September 30, 2017” – to state that this is the end of the fiscal year. Please revise this throughout the SAI where applicable.

Response: Given that the Fund did not have a full fiscal year for the period ended September 30, 2017, the Registrant declines to revise existing disclosure.

27.	Comment: Please confirm that the Manager-of-Managers Order allows the Fund not to disclose sub-advisory fees.

Response: The Registrant so confirms.

Proxy Voting Policies

28.	Comment: Per Item 13(f), please ensure that all required disclosure for Proxy Voting Policies are disclosed.

Response: The required information will be provided.

Portfolio Managers

29.	Comment: Please update the tables within this section to ensure that all disclosure required by Form N-1A has been made.

Response: The required information will be provided.

Ownership of Securities

30.	Comment: Please reconcile this with the Trustee and Management ownership that is disclosed earlier.

Response: The Registrant declines to revise the existing disclosure.

Purchase, Redemption and Pricing of Shares – Calculation of Share Price

31.	Comment: Please revise and combine paragraphs 3, 5, and 8 of this section so that the Fund’s fair value pricing policies and procedures are consciously and accurately disclosed.

Response: The Registrant declines to revise the existing disclosure.

Part C

32.	Comment: Please confirm that all applicable exhibits and disclosure will be updated or revised as necessary.

Response: The Registrant so confirms.

33.	Comment: Please revise the signature page to include the Chief Financial Officer and Chief Accounting Officer, and please explain their absence.

Response: The signature page has been revised. The absence of a signature line for the Chief Financial Officer and Chief Accounting Officer was an administrative oversight related to certain recent changes in the Trust’s officers.

34.	Comment: Please confirm that the semi-annual financials will be incorporated into the 485(b) filing. If not, please explain why.

Response: The semi-annual financial highlights information has been incorporated

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser